MUTUAL OF AMERICA

LIFE INSURANCE COMPANY

320 PARK AVENUE

NEW YORK NY  10022-6839

212 224 1562

212 224 2518 FAX

THOMAS L. MARTIN

SENIOR VICE PRESIDENT AND

ASSOCIATE GENERAL COUNSEL

CORPORATE LAW

April 30, 2008

VIA EDGAR

Mr. Sonny Oh, Esq. U.S. Securities and Exchange Commission 100 F Street, NE Washington, DC 20549

Re:

SEC Staff Comments on Post-Effective Amendment No. 33 under the Securities Act of 1933 and Amendment No. 34 under the Investment Company Act of 1940  to the Registration Statement on Form N-4 of Mutual of America Separate Account No. 2 (Thrift Plan Contracts)

(SEC File Nos. 033-11023 and 811-03996)

Dear Mr. Oh:

On behalf of the above-referenced registrant, set forth below are responses to the comments that you provided by telephone to me and Elizabeth Edson on April 14, 2008 concerning Post-Effective Amendment No. 33 under the Securities Act of 1933, as amended (the “Securities Act”) and Amendment No. 34 under the Investment Company Act of 1940, as amended (the “1940 Act”)  to the Registration Statement on Form N-4 filed with the Securities and Exchange Commission (the “Commission”) by Mutual of America (“MofA”) and Mutual of America Separate Account No. 2 (the “Registrant”) on February 29, 2008 with respect to the Thrift Plan Contracts (the “Contracts”).  Certain comments provided on April 14, 2008 are not addressed here but were addressed in a separate letter filed on EDGAR on April 22, 2008 as per your request.

Per our telephone conversation of April 22, 2008, this letter is being filed at the same time as Post-Effective Amendment No. 34 under the Securities Act and Amendment No. 35 under the 1940 Act on Form N-4 for the Contracts (the “Registration Statement”).

Prospectus and Statement of Additional Information

1.

Comment:

Confirm that the minimum and maximum values shown for the “Total Underlying Fund Operating Expenses” reflects the maximum underlying fund fee, including any fund-of-fund fee, in accordance with Instruction 17 to Item 3 on Form N-4.

Response:

The Registrant has complied with Instruction 17 to Item 3 on Form N-4 and the minimum and maximum values shown for the “Total Underlying Fund Operating Expenses” are set forth in accordance with the requirements of Instruction 17.

2.

Comment:

Clarify the terms “trusteed loans,” “non-trusteed loans,” “collateralized loans” and “uncollateralized loans,” and include fees for each on pages 9 and page 21 of the prospectus.

Response:

The disclosure regarding loans under the heading “Loans” has been revised to clarify the meaning of the terms “trusteed loans,” “non-trusteed loans,” “collateralized loans” and “uncollateralized loans.”  The applicable loan fees are disclosed in the “Tables of Annual Expenses” and in the sections titled “Summary of Information in This Prospectus” and “Charges You or Your Employer Will Pay.”  See pages 1, 5 and 17 of the prospectus for the Contracts (the “Prospectus”) in the Registration Statement filed herewith.

3.

Comment:

Include disclosure regarding fees and charges for collateralized and uncollateralized loans under the sub-heading “Charges under the Contracts.”

Response:

The disclosure has been revised to make clear that the loan charges are fees and charges under the contracts.  See page 4 of the Prospectus.

4.

Comment:

The expense example must reflect maximum fees and expenses under the contract.  In addition please clarify footnotes (1) and (2) under the expense example.

Response:

The Registrant has verified that the expense examples reflect the maximum of all fees and expenses under the contract in accordance with the requirements of Item 3 of Form N-4.  Footnotes (1) and (2) have been deleted because Form N-4 does not require disclosure of how the contract fee is calculated for purposes of the fee table examples.   See page 2 of the Prospectus.

5.

Comment:

Under the section captioned “Contracts We Offer,” add a reference to 401(k) contracts immediately after the heading “401(a) Thrift Plan.”

Response:

The requested change has been made.  See page 3 of the Prospectus.

6.

Comment:

Under the heading “Allocation of Contributions,” clarify that the default investment allocation for automatic enrollments may be changed by the employee.

Response:

The disclosure has been revised to clarify that the default investment allocation for automatic enrollments applies only in the absence of specific allocation instructions from the participant.   See page 19 of the Prospectus.

7.

Comment:

Describe the limitations, if any, on the ability of a participant to borrow as a result of the 120% collateral requirement for non-trusteed loans.  In addition, clarify how the collateral for non-trusteed loans is selected and disclose that interest continues to accrue in the participant’s favor on the collateral while interest is being charged on the loan amount so in essence the net effect to the participant is the difference between the two.

Response:

The disclosure has been revised to clarify (i) the limitations on a participant’s ability to borrow pursuant to a non-trusteed loan, (ii) the process for selecting collateral for non-trusteed loans and (iii) the manner in which interest will be credited on amounts held as collateral while the loan is outstanding.  See page 23 of the Prospectus.

8.

Comment:

Under the heading “Notice of Amendment and Option to Discontinue,” clarify whether written notice will be provided for substantive amendments to contracts, including those necessary to comply with federal or state laws, and clearly describe the options available to a contractholder if they decide to discontinue the contract because of a substantive amendment.

Response:

The disclosure has been revised to clarify that (i) written notice will be provided with respect to substantive amendments to the contracts including any amendments necessary to comply with Federal or state law requirements and (ii) a contract owner may discontinue its contract in response to any such amendment and the implications of doing so.  See page 25 of the Prospectus.

9.

Comment:

Specify in numerical fashion the minimum rate for guaranteed credited interest in the General Account.

Response:

The requested disclosure has been added.   See page 27 of the Prospectus.

10.

Comment:

Under the heading “Performance Information for the Separate Account Funds” in the Prospectus and under heading “Yield and Performance Information” in the Statement of Additional Information (“SAI”), include disclosure addressing advertising standardized and non-standardized performance.

Response:

The requested disclosure has been added and a cross-reference has been added to the SAI.  See page 37 of the Prospectus and page 5 of the SAI.

11.

Comment:

Confirm that the disclosure under the heading “Legal Proceedings” in the SAI and the heading “Federal Tax Information” in the Prospectus have been updated as necessary.

Response:

Registrant has been determined that no additional disclosure is necessary under the heading “Legal Proceedings.”  Some minor changes were made to various disclosures pertaining to federal tax information throughout the Prospectus.

PART C

12.

Comment:

Confirm the relevance of the exhibit entitled “Rules and Regulations of Separate Account 2.”

Response:

The reference to the “Rules and Regulations of Mutual of America Separate Account No. 2” has been deleted from the exhibit list in Item 24 of Part C in the Registration Statement.

13.

Comment:

For officers and directors who are not located at 320 Park Avenue, New York City, list their complete addresses.

Response:

The requested disclosure has been added to Item 25 of Part C in the Registration Statement.

14.

Comment:

Include any separate accounts in response to Item 26 of Form N-4.

Response:

The disclosure in response to Item 26 of Part C of the Registration Statement has been revised to include a discussion of MofA’s separate accounts.

General

15.

Comment:

Please include the “standard representations” along with the response to the Commission staff comments.

Response:

We understand the “standard representations” to mean the “Tandy” letter.  MofA will file via EDGAR a “Tandy” letter along with this Commission staff comment response letter.

We appreciate the opportunity to respond to your comments.  If you have any further comments or questions regarding this filing, please contact me at (212) 224-1562 or Elizabeth Edson at (212) 224-1564.

Sincerely,

/s/ Thomas L. Martin

Thomas L. Martin

MUTUAL OF AMERICA

LIFE INSURANCE COMPANY

320 PARK AVENUE

NEW YORK NY  10022-6839

212 224 1562

212 224 2518 FAX

THOMAS L. MARTIN

SENIOR VICE PRESIDENT AND

ASSOCIATE GENERAL COUNSEL

CORPORATE LAW

April 30, 2008

FILED VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC  20549

Re:

Mutual of America Life Insurance Company (“MofA”)

Separate Account No. 2 (Thrift) (the “Registrant”)

Form N-4 Registration Statement

Post-Effective Amendment No. 34 under the Securities Act of 1933, as amended (“1933 Act”) and Amendment No. 35 under the Investment Company Act of 1940, as amended (“1940 Act”)

File Nos. 033-11023 and 811-03996 (“filing”)

Ladies and Gentlemen:

MofA and the Registrant filed Post-Effective Amendment No. 34 under the 1933 Act and Amendment No. 35 under the 1940 Act to the above-referenced Registration Statement on Form N-4 on April 30, 2008.

In connection with this filing, the Registrant acknowledges that:

1.

The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

2.

The Securities and Exchange Commission (“Commission”) staff (“Staff”) comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

3.

The Registrant may not assert Staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Thomas L. Martin

Thomas L. Martin

Senior Vice President and

Associate General Counsel

TLM/kc